EXHIBIT (a)(1)(D)
Offer to Purchase for Cash
All Outstanding Shares of
Common Stock
of
Epolin, Inc.
at
$0.22 Per Share of Common Stock
Pursuant to the Offer to Purchase
Dated May 8, 2012
by
Polymathes Acquisition I Inc.
a wholly owned subsidiary of
Polymathes Holdings I LLC

To Brokers, Dealers, Banks, Trust Companies and Other Nominees:

Polymathes Acquisition I Inc., a New Jersey corporation (“Purchaser”) and wholly owned subsidiary of Polymathes Holdings I LLC, a New Jersey limited liability company (“Parent”), have offered to purchase all outstanding shares of common stock, no par value per share (the “Shares”), of Epolin, Inc., a New Jersey corporation (“Epolin”), at a price of $0.22 per share, to the seller in cash, without interest, for each outstanding Share (such price, or any higher price per share as may be paid pursuant to the Offer, is referred to in this letter as the “Offer Price”) less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 8, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitutes the “Offer”).

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith are copies of the following documents:

1.	The Offer to Purchase;
2.	A Letter of Transmittal to be used by stockholders of Epolin in accepting the Offer;
3.
A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining the clients’ instructions with regard to the Offer; and

4.	The Notice of Guaranteed Delivery with respect to the Shares.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer (as extended in accordance with the Merger Agreement) that number of Shares which, when added to any shares owned by Purchaser and Parent, or with respect to which Purchaser and Parent have, directly or indirectly, voting power, represents at least fifty-one percent (51%) of the then issued and outstanding Shares (on a fully diluted basis).  The Offer is also conditioned upon the satisfaction of other conditions set forth in Section 14 “Certain Conditions of the Offer” of the Offer to Purchase.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 5:00 PM, New York City time, at the end of June 12, 2012, unless extended.

At a meeting held on March 5, 2012, the board of directors of Epolin unanimously (i) determined that the Offer and the Merger (as defined below) are advisable, fair to and in the best interests of Epolin and its stockholders; (ii) approved the Merger Agreement, the Offer, the Merger and the transactions contemplated by the Merger Agreement; and (iii) recommended that the stockholders of Epolin accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 14, 2012 (the “Merger Agreement”), among the Parent, the Purchaser and Epolin, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into Epolin, with the surviving entity, Epolin, becoming a direct wholly owned subsidiary of the Parent (the “Merger”). In the Merger, each outstanding Share (other than Shares owned by Parent, the Purchaser or Epolin or by stockholders, if any, who are entitled to and properly exercise appraisal rights under New Jersey law) will be converted into the right to receive the Offer Price in cash, without interest thereon, less any applicable taxes. The Merger Agreement is more fully described in “The Tender Offer — Section 12 — Purpose of the Offer; the Merger Agreement; Plans for Epolin” of the Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by Securities Transfer Corporation (the “Depositary”) of (a) Share certificates (or a timely Book-Entry Confirmation) (as defined in the Offer to Purchase), (b) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 2 of the Offer to Purchase, an Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR THE SHARES TENDERED, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING PAYMENT.

Tendering stockholders will not be obligated to pay brokerage fees or commissions to the Depositary for soliciting tenders of Shares pursuant to the Offer. You will be reimbursed by the Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers.

Questions may be directed to Epolin via mail at the address 358-364 Adams Street, Newark, New Jersey 07105  or via telephone at (888) 777-1188. Requests for additional copies of the enclosed materials may be directed to Epolin.

Very truly yours,

Polymathes Holdings I LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF THE PURCHASER, THE PARENT, THE DEPOSITARY OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.